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                          April 12, 2023

       Daniel L. Florness
       President and Chief Executive Officer
       Fastenal Company
       2001 Theurer Boulevard
       Winona, Minnesota 55987-1500

                                                        Re: Fastenal Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 7,
2023
                                                            File No. 000-16125

       Dear Daniel L. Florness:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       General

   1. Please reconcile the non-GAAP liquidity measure, gross cash flow, on page 6 of your
                                                        Annual Report to
Shareholders to the most comparable GAAP liquidity measure, net cash provided by operating
activities. Refer to Rule 100(a) of Regulation G.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Daniel L. Florness
Fastenal Company
April 12, 2023
Page 2



       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769
with any questions.



FirstName LastNameDaniel L. Florness                    Sincerely,
Comapany NameFastenal Company
                                                        Division of Corporation
Finance
April 12, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName